

R E L E A S E

TSX:GWO

Readers are referred to the disclaimer regarding Forward-Looking Information at the end of this Release.

Great-West Lifeco's U.S. subsidiary announces agreement to acquire 401(k) and defined benefit business

Transaction will add approximately 300,000 participants and USD $7.5 billion in plan assets

Winnipeg, June 26, 2006 . . . Great-West Lifeco Inc. today announced that its U.S. subsidiary, Great-West Life & Annuity Insurance Company, has reached an agreement to acquire from Metropolitan Life Insurance Company and its affiliates, several parts of their full service-bundled, small and midsize 401(k) as well as some defined benefit plan business. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The acquisition nearly doubles both Great-West Life & Annuity's participants in the 401(k) full service segment, and its distribution capacity.

The agreement includes nearly 2,600 plans, representing approximately 300,000 participants and $7.5 billion USD in retirement plan assets. The transaction is scheduled to close in the fourth quarter of 2006, subject to regulatory approval in the U.S. Lifeco expects the transaction will be accretive to earnings in 2007 and subsequent years.

"This acquisition advances our strategy to position Great-West Life & Annuity as a top provider of retirement plans and services in the U.S.," said Raymond L. McFeetors, President and Chief Executive Officer of Lifeco. "It gives us a significantly broader presence in our target market, the midsize 401(k) segment, where we've already established ourselves as an innovative and growing player."

In addition to its full-service 401(k) business, Great-West Life & Annuity provides a range of retirement products and services to the corporate, government, healthcare, and education markets and to institutional clients. Great-West Life & Annuity, which offers products and services for 401(k), 401(a), 403(b) and 457 retirement plans will, following the transaction, provide these services to more than 20,100 plans representing more than 3.2 million participants with in excess of $94.1 billion USD in assets.

Products and services are provided by Great-West Life & Annuity Insurance Company, FASCore LLC, and First Great-West Life & Annuity Insurance Company and their subsidiaries and affiliates. Insurance products and related services are sold in New York State by First Great-West Life & Annuity Insurance Company of White Plains, New York.

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100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

A member of the Power Financial Corporation group of companies.

Great-West Life & Annuity Insurance Company, headquartered in metro Denver, serves its customers through a full range of retirement savings products and services, annuities, life and disability insurance and health care plans. It is an indirect, wholly owned subsidiary of Great-West Lifeco Inc. and a member of the Power Financial Corporation group of companies.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have $182 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Forward-Looking Information
This release contains forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, including statements made in this release by the Company in regards to the expected closing of the transaction with Metropolitan Life Insurance Company and the expectation that the transaction will be accretive to earnings in 2007 and subsequent years, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

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For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705